UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   KYPHON INC.
                                 Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    501577100
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 7 Pages

                                                               PAGE 2 OF 7 PAGES

1               Name of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)

                         INVESTOR GROWTH CAPITAL LIMITED

2               Check the Appropriate Box if a Member of a Group (See
                Instructions)
                                                             a.  [ ]
                                                             b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization

                           GUERNSEY
                                             5          Sole Voting Power
            Number of
              Shares                                              0
           Beneficially                      6          Shared Voting Power
             Owned By
               Each                                            329,393
            Reporting                        7          Sole Dispositive Power
              Person
               With                                               0
                                             8          Shared Dispositive Power

                                                               329,393


9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                    329,393

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11              Percent of Class Represented By Amount in Row (9)

                                    0.76%

12              Type of Reporting Person (See Instructions)

                                    OO

                                                               PAGE 3 OF 7 PAGES


1               Name of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)

                         INVESTOR AB

2               Check the Appropriate Box if a Member of a Group (See
                Instructions)
                                                             a.  [  ]
                                                             b.  [X]
3               SEC Use Only
4               Citizenship or Place of Organization

                           SWEDEN
                                             5          Sole Voting Power
            Number of
              Shares                                              0
           Beneficially                      6          Shared Voting Power
             Owned By
               Each                                            470,048
            Reporting                        7          Sole Dispositive Power
              Person
               With                                               0
                                             8          Shared Dispositive Power

                                                              470,048



9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                    470,048

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11              Percent of Class Represented By Amount in Row (9)

                                    1.1%

12              Type of Reporting Person (See Instructions)

                                    OO

                                                               PAGE 4 OF 7 PAGES


ITEM 1(a)         NAME OF ISSUER:

                  Kyphon Inc. (the "Issuer").

ITEM 1(b)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1221 Crossman Avenue
                  Sunnyvale, CA  94089

ITEM 2(a)         NAME OF PERSON FILING:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)  Investor Growth Capital Limited ("Investor Growth"); and

               (ii) Investor AB ("Investor AB").

     This Statement relates to the Shares (as defined herein) held for the account of Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund"). Investor Growth is a wholly-owned subsidiary of a Swedish company, which is a wholly-owned subsidiary of Investor AB.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address and principal business office of Investor AB is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden.

ITEM 2(c)         CITIZENSHIP:

               (i)  Investor Growth is a Guernsey company; and

               (ii) Investor AB is a publicly held Swedish company.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value per share (the "Shares").

ITEM 2(e)         CUSIP NUMBER:

               501577100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2005, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                                               PAGE 5 OF 7 PAGES


               (i) Investor Growth may be deemed the beneficial owner of 329,393 Shares held for its account.

               (ii) Investor AB may be deemed the beneficial owner of 470,048.
                    This number includes (A) 329,393 Shares held for the account of Investor Growth and (B) 140,655 Shares held for the account of the Fund.

ITEM 4(b)         PERCENT OF CLASS:

     The number of Shares of which Investor Growth may be deemed to be the beneficial owner constitutes approximately 0.76% of the total number of Shares outstanding (based upon information reported in the Issuer's most recent quarterly report on Form 10-Q, there were 43,485,539 Shares outstanding as of October 26, 2005).

     The number of Shares of which Investor AB may be deemed to be the beneficial owner constitutes approximately 1.1% of the total number of Shares outstanding.

ITEM 4(c)         NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

INVESTOR GROWTH
---------------

(i)      Sole power to vote or to direct the vote:                                      0

(ii)     Shared power to vote or to direct the vote:                              329,393

(iii)    Sole power to dispose or to direct the disposition of:                         0

(iv)     Shared power to dispose or to direct the disposition of:                 329,393

INVESTOR AB
-----------

(i)      Sole power to vote or to direct the vote:                                      0

(ii)     Shared power to vote or to direct the vote:                              470,048

(iii)    Sole power to dispose or to direct the disposition of:                         0

(iv)     Shared power to dispose or to direct the disposition of:                 470,048



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  This Item 7 is not applicable.

                                                               PAGE 6 OF 7 PAGES


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               PAGE 7 OF 7 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2006                     INVESTOR GROWTH CAPITAL LIMITED



                                            By: /s/ Michael Oporto
                                               ---------------------------------
                                            Name:    Michael Oporto
                                            Title:   Attorney-in-Fact


                                            By: /s/ Henry Gooss
                                               ---------------------------------
                                            Name:    Henry Gooss
                                            Title:   Attorney-in-Fact


Date:  February 3, 2006                     INVESTOR AB


                                            By: /s/ Michael Oporto
                                               ---------------------------------
                                            Name:    Michael Oporto
                                            Title:   Attorney-in-Fact


                                            By: /s/ Henry Gooss
                                               ---------------------------------
                                            Name:    Henry Gooss
                                            Title:   Attorney-in-Fact